RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-208507

Pricing Supplement Dated December 7, 2016 To the Product Prospectus Supplement No. TP-1, Prospectus Supplement and Prospectus, Each Dated January 8, 2016
$2,100,000 Auto-Callable Contingent Coupon Barrier Notes Linked to the iShares® Dow Jones US Real Estate ETF, Due December 12, 2019 Royal Bank of Canada

Royal Bank of Canada is offering Auto-Callable Contingent Coupon Barrier Notes (the “Notes”) linked to the iShares® Dow Jones U.S. Real Estate ETF (the “Reference Stock”). The Notes offered are senior unsecured obligations of Royal Bank of Canada, will pay a Contingent Coupon at the rate and under the circumstances specified below, and will have the terms described in the documents described above, as supplemented or modified by this pricing supplement. The Notes will not be listed on any securities exchange.
The Notes do not guarantee any return of principal at maturity. Any payments on the Notes are subject to our credit risk.
Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the product prospectus supplement dated January 8, 2016, on page S-1 of the prospectus supplement dated January 8, 2016, and “Selected Risk Considerations” beginning on page P-7 of this pricing supplement.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
Issuer:	Royal Bank of Canada	Listing:	None
Trade Date:	December 7, 2016	Principal Amount:	$1,000 per Note
Issue Date:	December 12, 2016	Maturity Date:	December 12, 2019
Observation Dates:	Quarterly, as set forth on page P-2 of this pricing supplement.	Coupon Payment Dates:	Quarterly, as set forth on page P-2 of this pricing supplement.
Valuation Date:	December 9, 2019	Contingent Coupon Rate:	8.27% per annum
Initial Stock Price:	$76.99, which was the closing price of the Reference Stock on the Trade Date.
Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.
Call Stock Price:	$76.99, which is 100% of the Initial Stock Price.
Trigger Price and Coupon Barrier:	$65.44, which is 85% of the Initial Stock Price (rounded to two decimal places).
Contingent Coupon:
If the closing price of the Reference Stock is greater than or equal to the Coupon Barrier on the applicable Observation Date, we will pay the Contingent Coupon applicable to that Observation Date. You may not receive any Contingent Coupons during the term of the Notes.

Payment at Maturity (if held to maturity):
If the Notes are not previously called, we will pay you at maturity an amount based on the Final Stock Price:
For each $1,000 in principal amount, $1,000 plus the Contingent Coupon at maturity, unless the Final Stock Price is less than the Trigger Price.
If the Final Stock Price is less than the Trigger Price, then the investor will receive at maturity, for each $1,000 in principal amount, a cash payment equal to:
$1,000 + ($1,000 x Reference Stock Return)
Investors could lose some or all of the value of their initial investment if there has been a decline in the trading price of the Reference Stock.

Call Feature:
The Notes will be automatically called for 100% of their principal amount, plus accrued interest, if the closing price of the Reference Stock is greater than or equal to the Call Stock Price on any Observation Date beginning on December 7, 2017.

Call Settlement Dates:	The Coupon Payment Date corresponding to that Observation Date.
CUSIP:	78012KXH5

	Per Note	Total
Price to public	100.00%	$2,100,000
Underwriting discounts and commissions	2.50%	$52,500
Proceeds to Royal Bank of Canada	97.50%	$2,047,500
The initial estimated value of the Notes as of the date of this pricing supplement is $960.09 per $1,000 in principal amount, which is less than the price to public. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value in more detail below.
RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $25.00 per $1,000 in principal amount of the Notes and used a portion of that commission to allow selling concessions to other dealers of up to $25.00 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-16 below.
We may use this pricing supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes to the iShares® Dow Jones U.S. Real Estate ETF, Due December 12, 2019
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.
General:	This pricing supplement relates to an offering of Auto-Callable Contingent Coupon Barrier Notes (the “Notes”) linked to the iShares® Dow Jones U.S. Real Estate ETF (the “Reference Stock”).
Issuer:	Royal Bank of Canada (“Royal Bank”)
Issue:	Senior Global Medium-Term Notes, Series G
Trade Date:	December 7, 2016
Issue Date:	December 12, 2016
Term:	Approximately three (3) years
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.
Designated Currency:	U.S. Dollars
Contingent Coupon:
We will pay you a Contingent Coupon during the term of the Notes, periodically in arrears on each Coupon Payment Date, under the conditions described below:
•         If the closing price of the Reference Stock is greater than or equal to the Coupon Barrier on the applicable Observation Date, we will pay the Contingent Coupon applicable to that Observation Date.
•         If the closing price of the Reference Stock is less than the Coupon Barrier on the applicable Observation Date, we will not pay you the Contingent Coupon applicable to that Observation Date.
You may not receive a Contingent Coupon for one or more quarterly periods during the term of the Notes.

Contingent Coupon Rate:	8.27% per annum (2.0675% per quarter).
Observation Dates:
Quarterly, on March 7, 2017, June 7, 2017, September 7, 2017, December 7, 2017, March 7, 2018, June 7, 2018, September 7, 2018, December 7, 2018, March 7, 2019, June 7, 2019, September 9, 2019 and the Valuation Date.

Coupon Payment Dates:
The Contingent Coupon, if applicable, will be paid on March 10, 2017, June 12, 2017, September 12, 2017, December 12, 2017, March 12, 2018, June 12, 2018, September 12, 2018, December 12, 2018, March 12, 2019, June 12, 2019, September 12, 2019 and the Maturity Date.

Call Feature:	If, on any Observation Date beginning on December 7, 2017, the closing price of the Reference Stock is greater than or equal to the Call Stock Price, then the Notes will be automatically called.
Payment if Called:
If the Notes are automatically called, then, on the applicable Call Settlement Date, for each $1,000 principal amount, you will receive $1,000 plus the Contingent Coupon otherwise due on that Call Settlement Date.

Call Settlement Dates:	If the Notes are called on any Observation Date, the Call Settlement Date will be the Coupon Payment Date corresponding to that Observation Date.
Valuation Date:	December 9, 2019
Maturity Date:	December 12, 2019
Initial Stock Price:	$76.99, which was the closing price of the Reference Stock on the Trade Date.
Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.
Call Stock Price:	$76.99, which is 100% of the Initial Stock Price.
Trigger Price and Coupon Barrier:	$65.44, which is 85% of the Initial Stock Price (rounded to two decimal places).

P-2	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes to the iShares® Dow Jones U.S. Real Estate ETF, Due December 12, 2019
Payment at Maturity (if held to maturity):
If the Notes are not previously called, we will pay you at maturity an amount based on the Final Stock Price of the Reference Stock:
•         If the Final Stock Price is greater than or equal to the Trigger Price, we will pay you a cash payment equal to the principal amount plus the Contingent Coupon otherwise due on the Maturity Date.
•         If the Final Stock Price is below the Trigger Price, you will receive at maturity, for each $1,000 in principal amount, in addition to any accrued and unpaid interest, a cash payment equal to:
$1,000 + ($1,000 x Reference Stock Return)
The amount of cash that you receive will be less than your principal amount, if anything, resulting in a loss that is proportionate to the decline of the Reference Stock from the Trade Date to the Valuation Date. Investors in the Notes could lose some or all of their investment if there has been a decline in the trading price of the Reference Stock below the Trigger Price.

Reference Stock Return:	Final Stock Price– Initial Stock Price Initial Stock Price
Stock Settlement:	Not applicable. Payments on the Notes will be made solely in cash.
Market Disruption Events:
The occurrence of a market disruption event (or a non-trading day) as to the Reference Stock will result in the postponement of an Observation Date or the Valuation Date, as described in the product prospectus supplement.

Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”)
U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a callable pre-paid cash-settled contingent income-bearing derivative contract for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the Issue Date. The amount that you may receive upon sale of the Notes prior to maturity may be less than the principal amount of those Notes.

Listing:	None
Settlement:	DTC global notes
Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on the cover page and pages P-2 and P-3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement.

P-3	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes to the iShares® Dow Jones U.S. Real Estate ETF, Due December 12, 2019
ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated January 8, 2016, as supplemented by the prospectus supplement dated January 8, 2016 and the product prospectus supplement dated January 8, 2016, relating to our Senior Global Medium-Term Notes, Series G, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 8, 2016 and in the product prospectus supplement dated January 8, 2016, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008810/j18160424b3.htm
Prospectus Supplement dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008811/p14150424b3.htm
Product Prospectus Supplement dated January 8, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000114036116047446/form424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.

P-4	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes to the iShares® Dow Jones U.S. Real Estate ETF, Due December 12, 2019
HYPOTHETICAL EXAMPLES
The examples below are based on the following terms:
Hypothetical Initial Stock Price:	$100.00*
Hypothetical Trigger Price and Coupon Barrier:	$85.00, which is 85.00% of the hypothetical Initial Stock Price
Hypothetical Call Stock Price:	$100.00, which is 100% of the Initial Stock Price
Observation Dates:	Quarterly
Principal Amount:	$1,000 per Note
* The hypothetical Initial Stock Price of $100 used in the examples below has been chosen for illustrative purposes only and is not the actual Initial Stock Price. The actual Initial Stock Price is set forth on the cover page of this pricing supplement.

Final Stock Price	Reference Stock Return	Payment at Maturity (assuming that the Notes were not previously called)*
$200.00	100%	$1,000
$190.00	90%	$1,000
$170.00	70%	$1,000
$150.00	50%	$1,000
$140.00	40%	$1,000
$130.00	30%	$1,000
$120.00	20%	$1,000
$110.00	10%	$1,000
$100.00	0%	$1,000
$90.00	-10%	$1,000
$85.00	-15%	$1,000
$70.00	-30%	$700
$60.00	-40%	$600
$50.00	-50%	$500
$40.00	-60%	$400
$30.00	-70%	$300
$10.00	-90%	$100
$0.00	-100%	$0.00
* Excluding any accrued but unpaid Contingent Coupons.

P-5	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes to the iShares® Dow Jones U.S. Real Estate ETF, Due December 12, 2019
The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The price of the Reference Stock increases to a Final Stock Price of $150.00.
Because the Final Stock Price is greater than the Trigger Price, an investor will receive at maturity, in addition to the final contingent coupon payment on the Notes, a payment of $1,000 per $1,000 in principal amount of the Notes.
Example 2: The price of the Reference Stock decreases to a Final Stock Price of $90.00.
Although the Final Stock Price is less than the Initial Stock Price, the Final Stock Price is above the Trigger Price. Because the Final Stock Price is above the Trigger Price, an investor will receive at maturity, in addition to the final contingent coupon payment on the Notes, a payment of $1,000 per $1,000 in principal amount of the Notes.
Example 3: The price of the Reference Stock decreases to a Final Stock Price of $40.00.
Because the Final Stock Price is less than the Trigger Price, no coupon will be payable for the final interest period, and an investor will receive an amount that will be calculated as follows:
$1,000 + ($1,000 x Reference Stock Return) = $1,000 + ($1,000 x -60%) = $1,000 - $600 = $400

P-6	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes to the iShares® Dow Jones U.S. Real Estate ETF, Due December 12, 2019
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the section “Risk Factors” beginning on page PS-5 of the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
•
Principal at Risk — Investors in the Notes could lose some or a substantial portion of their principal amount if there is a decline in the trading price of the Reference Stock between the Trade Date and the Valuation Date. If the Notes are not automatically called and the Final Stock Price on the Valuation Date is less than the Trigger Price, the amount of cash that you receive at maturity will represent a loss of your principal that is proportionate to the decline in the closing price of the Reference Stock from the Trade Date to the Valuation Date. Any Contingent Coupons received on the Notes prior to the maturity date may not be sufficient to compensate for any such loss.

•
The Notes Are Subject to an Automatic Call — If on any Observation Date beginning on December 7, 2017, the closing price of the Reference Stock is greater than or equal to the Call Stock Price, then the Notes will be automatically called. If the Notes are automatically called, then, on the applicable Call Settlement Date, for each $1,000 in principal amount, you will receive $1,000 plus the Contingent Coupon otherwise due on that Call Settlement Date. You will not receive any coupon payments after the Call Settlement Date. You may be unable to reinvest your proceeds from the automatic call in an investment with a return that is as high as the return on the Notes would have been if they had not been called.

•
You May Not Receive Any Contingent Coupons — We will not necessarily make any coupon payments on the Notes. If the closing price of the Reference Stock on an Observation Date is less than the Coupon Barrier, we will not pay you the Contingent Coupon applicable to that Observation Date. If the closing price of the Reference Stock is less than the Coupon Barrier on each of the Observation Dates and on the Valuation Date, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, your Notes. Generally, the non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on your Notes. Accordingly, if we do not pay the Contingent Coupon for the final Observation Date on the Maturity Date, you will also incur a loss of principal, because the Final Stock Price will be less than the Trigger Price.

•
The Call Feature and the Contingent Coupon Feature Limit Your Potential Return — The return potential of the Notes is limited to the pre-specified Contingent Coupon Rate, regardless of the appreciation of the Reference Stock. In addition, the total return on the Notes will vary based on the number of Observation Dates on which the Contingent Coupon becomes payable prior to maturity or an automatic call. Further, if the Notes are called due to the Call Feature, you will not receive any Contingent Coupons or any other payment in respect of any Observation Dates after the applicable Call Settlement Date. Since the Notes could be called as early as December 2017, the total return on the Notes could be limited to one year. If the Notes are not called, you may be subject to the full downside performance of the Reference Stock even though your potential return is limited to the Contingent Coupon Rate. As a result, the return on an investment in the Notes could be less than the return on a direct investment in the Reference Stock.

•
Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity — The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes — The Notes are Royal Bank’s senior unsecured debt securities. As a result, your receipt of the amount due on any relevant payment date is dependent upon Royal Bank’s ability to repay its

P-7	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes to the iShares® Dow Jones U.S. Real Estate ETF, Due December 12, 2019
obligations at that time. This will be the case even if the price of the Reference Stock increases after the Trade Date. No assurance can be given as to what our financial condition will be during the term of the Notes.
•
There May Not Be an Active Trading Market for the Notes-Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so. RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

•
Owning the Notes Is Not the Same as Owning the Reference Stock — The return on your Notes is unlikely to reflect the return you would realize if you actually owned the Reference Stock. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on the securities held by IYR during the term of your Notes. As an owner of the Notes, you will not have voting rights or any other rights that holders of the Reference Stock may have. Furthermore, the Reference Stock may appreciate substantially during the term of the Notes, while your potential return will be limited to the applicable Contingent Coupon payments.

•
There Is No Affiliation Between the Investment Advisor or the Index Sponsor and RBCCM, and RBCCM Is Not Responsible for any Disclosure by the Investment Advisor or the Index Sponsor — We are not affiliated with the investment adviser of IYR or the index sponsor of its underlying index. However, we and our affiliates may currently, or from time to time in the future, engage in business with these entities. Nevertheless, neither we nor our affiliates assume any responsibilities for the accuracy or the completeness of any information that any other entity prepares. You, as an investor in the Notes, should make your own investigation into the Reference Stock and the companies in which it invests. None of these companies are involved in this offering, and have no obligation of any sort with respect to your Notes. These companies have no obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Notes.

•
Adjustments to the Reference Stock Could Adversely Affect the Notes – BlackRock, Inc. (collectively with its affiliates “BlackRock”), as the investment adviser of the IYR, is responsible for calculating and maintaining the Reference Stock. The investment adviser can add, delete or substitute the stocks comprising the Reference Stock. The investment adviser may make other methodological changes that could change the price of the Reference Stock at any time. If one or more of these events occurs, the calculation of the closing price of the Reference Stock on each Observation Date and the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could affect the payments on the Notes and their market value at any time.

•
Changes that Affect the Underlying Index of the Reference Stock Will Affect the Market Value of the Notes and the Amount You Will Receive at Maturity — The policies of the sponsor of the underlying index of the Reference Stock concerning the calculation of that index, additions, deletions or substitutions of the components of that index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in that index and, therefore, could affect the stock price of the Reference Stock, whether the Notes are called on an Observation Date, the amount payable on the Notes at maturity, if applicable, and the market value of the Notes prior to maturity. The amount payable on the Notes and their market value could also be affected if the sponsor changes these policies, for example, by changing the manner in which it calculates the index, or if the calculation or publication of the index is discontinued or suspended.

•
Our Business Activities May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Reference Stock or the securities held by the Reference Stock that are not for the account of holders of the Notes or on their behalf.  These trading activities may present a conflict between the holders’ interests in

P-8	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes to the iShares® Dow Jones U.S. Real Estate ETF, Due December 12, 2019
the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management.  These trading activities, if they influence the prices of the Reference Stock, could be adverse to the interests of the holders of the Notes.  We and one or more of our affiliates may, at present or in the future, engage in business with IYR or the issuers of the securities held by IYR, including making loans to or providing advisory services.  These services could include investment banking and merger and acquisition advisory services.  These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes.  Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Stock.  This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes.  Any of these activities by us or one or more of our affiliates may affect the price of the Reference Stock, and, therefore, the market value of the Notes.
•
The Initial Estimated Value of the Notes Is Less than the Price to the Public – The initial estimated value set forth on the cover page does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the price of the Reference Stock, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Initial Estimated Value of the Notes on the Cover Page Is an Estimate Only, Calculated as of the Time the Terms of the Notes Were Set –The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate is based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
•
Market Disruption Events and Adjustments – The payment at maturity, each Observation Date, and the Valuation Date are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

•
The Stocks Included in the Underlying Index Are Concentrated in One Sector — All of the securities included in the underlying index of the Reference Stock are issued by companies in the real estate industry. As a result, the securities that will determine the performance of the Reference Stock and the value of the Notes are concentrated in

P-9	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes to the iShares® Dow Jones U.S. Real Estate ETF, Due December 12, 2019
one sector. Although an investment in the Notes will not give holders any ownership or other direct interests in the securities composing the underlying index, the return on an investment in the Notes will be subject to certain risks associated with a direct equity investment in companies in the real estate industry. Accordingly, by investing in the Notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.
•
There Are Risks Associated with the Real Estate Industry — All of the securities composing the underlying index of the Reference Stock are issued by companies involved directly or indirectly in the real estate industry. The value of real estate and, consequently, companies involved in the real estate industry may be affected by many complex factors that interrelate with each other in complex and unpredictable ways. Such factors may include, but are not limited to, general economic and political conditions, liquidity in the real estate market, rising or falling interest rates, governmental actions and the ability of borrowers to obtain financing for real estate development or to repay their loans. Any negative developments in any such factor may negatively affect the value of companies included in the underlying index and, consequently, may adversely affect the price of the Reference Stock and the value of the Notes.

P-10	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes to the iShares® Dow Jones U.S. Real Estate ETF, Due December 12, 2019
INFORMATION REGARDING THE REFERENCE STOCK
Information provided to or filed with the SEC by the iShares® U.S. Real Estate ETF under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC’s website at http://www.sec.gov. In addition, information regarding the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not participated in the preparation of, or verified, such publicly available information.  None of the forgoing documents or filings are incorporated by reference in, and should not be considered part of, this document.
The following information regarding the Reference Stock is derived from publicly available information.
We have not independently verified the accuracy or completeness of reports filed by the Reference Stock with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.
The Notes are not sponsored, endorsed, sold or promoted by the investment adviser. The investment adviser makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. The investment adviser has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.
We obtained the information regarding the historical performance of the Reference Stock set forth below from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Stock should not be taken as an indication of its future performance, and no assurance can be given as to the market price of the Reference Stock on any Observation Date or on the Valuation Date. We cannot give you assurance that the performance of the Reference Stock will not result in the loss of all or part of your investment.
iShares® U.S. Real Estate ETF (“IYR”)
The IYR is an investment portfolio maintained, managed and advised by Blackrock. The IYR is an exchange traded fund that trades on NYSE Arca under the ticker symbol “IYR.” The IYR seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Dow Jones U.S. Real EstateTM Index (the “Underlying Index”).
The Underlying Index
We have derived all information contained in this document regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, including Bloomberg Financial Markets.  The information reflects the policies of, and is subject to change by the Index Sponsor. The Index Sponsor has no obligation to continue to publish, and may discontinue publication of, the Underlying Index.
The Underlying Index is a float-adjusted market capitalization-weighted real-time index that provides a broad measure of the performance of the real estate sector of the U.S. securities market. Component companies consist of REITs, and other companies that invest directly or indirectly in real estate through development, management, or ownership, including property agencies. Because the index is comprised primarily of REITs, the prices of the component stocks reflect changes in lease rates, vacancies, property development and other transactions. The Underlying Index was first calculated on February 14, 2000. The Underlying Index is calculated on a price return and total return basis.  The level of the index was set to 100 on the base date of December 31, 1991.
The Underlying Index is a subset of the Dow Jones U.S. IndexSM, a broad-based measure of the U.S. stock market, which aims to measure the performance of 95% of U.S. stocks by float-adjusted market capitalization and is calculated on a price return

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Auto-Callable Contingent Coupon Barrier Notes to the iShares® Dow Jones U.S. Real Estate ETF, Due December 12, 2019
basis.  The index universe is defined as all stocks traded on the major U.S. stock exchanges, minus any non-common issues and illiquid stocks. The Dow Jones U.S. IndexSM is part of the Dow Jones Global Indices®, which is a benchmark family of indices that currently follows stocks from 48 countries.
Index Composition and Maintenance
Defining the Investable Universe: The Underlying Index component candidates must trade on a major U.S. stock exchange and must be common shares or other securities that have the characteristics of common equities. All classes of common shares, both fully and partially paid, are eligible. Fixed-dividend shares and securities such as convertible notes, warrants, rights, mutual funds, unit investment trusts, closed-end fund shares, and shares in limited partnerships are not eligible. Temporary issues arising from corporate actions, such as “when-issued shares,” are considered on a case-by-case basis when necessary to maintain continuity in a company’s index membership. REITs, listed property trusts (LPTs), and similar real-property-owning pass-through structures taxed as REITs by their domiciles are also eligible. If a company has more than one class of shares, only one class of shares will be included. Securities that have had more than ten non-trading days during the past quarter are excluded.
Stock Selection: The index universe is sorted by float-adjusted market capitalization and the stocks in the top 95% are selected as components of the index, excluding stocks that fall within the bottom 1% of the universe according to their free-float market capitalization and within the bottom .01% of the universe according to their turnover. To be included in the index, the issuer of each component security must be classified in the Real Estate Supersector, as defined by the proprietary classification system used by S&P Dow Jones Indices.
Review Process: The index is reconstituted annually in September.  All index components are reviewed to determine their eligibility, and the float factor for each component is reviewed and updated as needed.  Changes are implemented at the opening of trading on the Monday following the third Friday of September.
The index is also reviewed on a quarterly basis. Shares outstanding totals for component stocks are updated during each quarterly review.  Changes in shares outstanding of less than 5% are accumulated and made quarterly in March, June, September and December.  These changes, as well as any weight adjustments, are implemented at the opening of trading on the Monday following the third Friday of the quarterly update month. If the number of outstanding shares for an index component changes by more than 5% due to a corporate action, the shares total will be adjusted.  The timing of the adjustment will depend on the type of event that causes the change. If the impact of corporate actions during the period between quarterly share updates changes the number of a company’s shares outstanding by 5% or more, and that change causes a company’s float factor to change by 5% or more, then the company’s float factor will be updated at the same time as the share change. If a component no longer meets the eligibility requirements, it will be removed from the index.  Whenever possible, any such change will be announced at least two business days prior to its implementation.
In addition to the scheduled quarterly reviews, the index is reviewed on an ongoing basis. Changes in the Underlying Index’s composition and related weight adjustments are necessary whenever there are extraordinary events such as delistings, bankruptcies, mergers, or takeovers involving index components. In these cases, each event will be taken into account as soon as it is effective. Whenever possible, the changes in the Underlying Index components will be announced at least two business days prior to their implementation date.

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Auto-Callable Contingent Coupon Barrier Notes to the iShares® Dow Jones U.S. Real Estate ETF, Due December 12, 2019
Historical Information
Below is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Stock. The information provided in the table is for the four calendar quarters of 2008, 2009, 2010, 2011, 2012, 2013, 2014 and 2015, the first, second and third calendar quarters of 2016, and for the period from October 1, 2016 to December 7, 2016.
Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Stock ($)	Low Intra-Day Price of the Reference Stock ($)	Period-End Closing Price of the Reference Stock ($)
1/1/2008	3/31/2008	68.74	56.80	65.10
4/1/2008	6/30/2008	71.76	60.24	60.95
7/1/2008	9/30/2008	76.58	55.18	61.95
10/1/2008	12/31/2008	61.17	23.51	35.54
1/1/2009	3/31/2009	37.66	20.98	25.46
4/1/2009	6/30/2009	36.13	24.75	32.34
7/1/2009	9/30/2009	46.45	29.14	42.66
10/1/2009	12/31/2009	47.94	39.45	46.83
1/1/2010	3/31/2010	51.16	41.72	49.78
4/1/2010	6/30/2010	55.00	43.16	47.21
7/1/2010	9/30/2010	55.40	44.86	52.88
10/1/2010	12/31/2010	57.97	52.27	56.03
1/1/2011	3/31/2011	60.79	55.15	59.40
4/1/2011	6/30/2011	62.80	57.94	60.30
7/1/2011	9/30/2011	63.00	49.11	50.57
10/1/2011	12/31/2011	58.18	46.71	56.79
1/1/2012	3/31/2012	62.81	56.07	62.29
4/1/2012	6/30/2012	64.86	58.89	63.97
7/1/2012	9/30/2012	68.26	63.67	64.39
10/1/2012	12/31/2012	65.56	60.84	64.72
1/1/2013	3/31/2013	69.55	65.29	69.48
4/1/2013	6/30/2013	76.21	62.72	66.39
7/1/2013	9/30/2013	69.60	60.92	63.76
10/1/2013	12/31/2013	68.25	61.91	63.09
1/1/2014	3/31/2014	69.33	62.61	67.67
4/1/2014	6/30/2014	73.13	67.33	71.79
7/1/2014	9/30/2014	74.95	68.59	69.20
10/1/2014	12/31/2014	79.12	68.66	76.84
1/1/2015	3/31/2015	83.54	76.33	79.32
4/1/2015	6/30/2015	80.89	71.25	71.30
7/1/2015	9/30/2015	76.69	68.28	70.95
10/1/2015	12/31/2015	77.04	70.55	75.11
1/1/2016	3/31/2016	77.96	65.88	77.86
4/1/2016	6/30/2016	82.35	75.63	82.30
7/1/2016	9/30/2016	85.80	78.67	80.64
10/1/2016	12/7/2016	80.34	72.11	76.99
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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Auto-Callable Contingent Coupon Barrier Notes to the iShares® Dow Jones U.S. Real Estate ETF, Due December 12, 2019
The graph below illustrates the performance of the Reference Stock from January 1, 2008 to December 7, 2016, based on the Initial Stock Price of $76.99. The red line represents the Coupon Barrier and Trigger Price of $65.44, which is equal to 85.00% of the Initial Stock Price, rounded to two decimal places.

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Auto-Callable Contingent Coupon Barrier Notes to the iShares® Dow Jones U.S. Real Estate ETF, Due December 12, 2019
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Delivery of the Notes will be made against payment for the Notes on December 12, 2016, which is the third (3rd) business day following the Trade Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus dated January 8, 2016. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 8, 2016.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately six months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Reference Stock. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that reduced the initial estimated value of the Notes at the time their terms were set. Unlike the estimated value included in this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Stock, and the tenor of the Notes. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduced the economic terms of the Notes to you. The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs. These factors resulted in the initial estimated value for the Notes on the Trade Date being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Is Less than the Price to the Public” above.

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Auto-Callable Contingent Coupon Barrier Notes to the iShares® Dow Jones U.S. Real Estate ETF, Due December 12, 2019
VALIDITY OF THE NOTES
In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, to rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law; to insolvency and other laws of general application affecting creditors’ rights, to limitations under applicable limitations statutes, and to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated January 8, 2016, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC dated January 8, 2016.
In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated January 8, 2016, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated January 8, 2016.

P-16	RBC Capital Markets, LLC